FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

February 24, 2005

Commission File Number [            ]

Telefónica Móviles, S.A

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐    No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Telefónica Móviles results for the period July-December 2004.

Telefónica Móviles Results

•	Telefónica Móviles consolidates its position as one of the top five players in the sector:

o	Net adds[1] in 4Q04 were over 6MM new customers including the incorporation of the operators acquired from BellSouth in Latin America in October. Excluding this impact, net adds in the quarter were over 4.8MM customers, representing record organic growth for the Group (an increase of 63% vs. 3Q04 and 15% vs. 4Q03).

o	The Group managed customer base stood at 74.4MM in 2004 (+43.6% vs. 2003 and +22.4% excluding the operators acquired from BellSouth in Latin America), of which 52.7MM corresponded to Latin American operators. Including the customers of BellSouth’s operators in Chile and Argentina, whose acquisition was completed in early January 2005, the managed customer base exceeded 78.2MM.

o	Group operators maintained their number 1 or number 2 position in the main markets of operation, despite intensified competition.

o	The positive performance of the contract segment continued, with an increase in net adds in 4Q04 vs. 3Q04 of 59%, and especially in Latin America, where the volume in 4Q04 showed a 66% increase vs. 3Q04 and was nearly five times higher than in 4Q03.

•	Telefónica Móviles España (TME) maintains its leadership in the Spanish market in a context of growing commercial pressure from all operators:

o	Commercial activity in 2004 was close to 9MM in the full year 2004 and almost 2.5MM in 4Q04.

o	Focus on high-value customers and segments with high growth potential continued, leading to positive performance in the contract segment, with net adds of over 1.3MM in 2004 and 387 thousand in 4Q04. The weight of the contract segment over the total customer base reached 49% in December 2004 (+8.5 p.p. vs. 2003).

o	Solid growth in operating revenues, reaching 9.3%. vs. 2003, driven by the positive trend seen in both voice and data usage, leading to a year-over-year increase in service revenues of 9.2% vs. 2003.

o	The Company remains as a reference in the sector due to its solid operating efficiency, with an EBITDA margin of 51.3% in the full year, in spite of greater commercial efforts and growing competitive pressure.

•	Vivo ended 2004 with over 26.5MM customers (year-over-year growth of 28.5% and 7.7% vs. 3Q04) and maintains its leadership position in the Brazilian market

o	Net adds in 4Q04 totalled nearly 1.9MM net adds vs. 1.13MM in 3Q04

o	Vivo targeted its commercial activity during 4Q04 on high-value customers, raising the entry barriers in the prepaid segment and promoting customer acquisition in the contract segment, as well as prepaid to contract migrations.

o	Vivo maintains an estimated market share of 51% in its areas of operation in 2004, despite strong competitive pressure and the entry of new operators in its markets.

o	Accelerating trend in data services usage, with data revenues representing 5% of Vivo’s total service revenues in 4Q04 (vs. 3% in 4Q03)

o	Despite seasonality in commercial activity typical of the fourth quarter of the year, the control in per unit subcriber acquisition cost in the prepaid segment led to an EBITDA margin, after management fees, of 32.9% for the full year 2004. Excluding the effect of commercial activity, Vivo obtained an adjusted EBITDA margin[2], of 61.6% in 2004 (58.0% in 2003).

[1]	Net adds corresponding to managed companies.
[2]	EBITDA margin excluding commercial and advertising costs, over service revenues. For comparison purposes, 2003 includes TCO from 1 January 2003.

2004 October-December	1

Telefónica Móviles Results

•	Telefónica Móviles México consolidates its position as number two player in the country, increasing its customer base by 2.185MM in the year, to 5.639MM in December 2004 while service revenues grow 42% 4Q04 vs. 4Q03.

o	The accelerating trend in quarterly customer growth continued in the fourth quarter, with an increase in 4Q04 vs. 3Q04 of over 25% (+10% in 3Q04 vs. 2Q04 and +8% in 2Q04 vs. 1Q04).

o	Significant advance in net adds in 4Q04, driven by the Christmas campaign, to 1.1MM (+58% vs. 4Q03 and nearly triple the 3Q04 figure), more than half of which were added during December.

o	Favourable results in the contract segment, with the second consecutive quarter of positive net adds, to end the year with a positive balance, compared to net losses in 2003.

o	The number of points of sale increased by almost 70% during the year to more than 10,400 by December 2004, while GSM coverage reaches a level of population representing 77% of Mexican GDP.

o	EBITDA losses under control in 4Q04, driven by the positive performance in revenues together with the operator’s cost control policies. EBITDA losses totalled €145MM in 2004.

•	Year-over-year growth in operating revenues of 17.5% to €11,827.6MM in 2004:

o	Excluding the impact of the incorporation of Telefónica Móvil Chile and the operators acquired from Bell South in Latin America to the Group´s consolidation perimeter, and assuming constant exchange rates, operating revenues would have shown growth of 13.6% vs. 2003.

•	Service revenues showed a year-over-year increase of 15.4%, to €10,239MM in 2004:

•	Increase of 5.3% in consolidated EBITDA vs. 2003 to €4,701MM in 2004:

o	Excluding the impact of the incorporation of Telefónica Móvil Chile and the operators acquired from Bell South in Latin America to the Group’s consolidation perimeter, and assuming constant exchange rates, operating revenues would have shown growth of 3.1% vs. 2003.

o	EBITDA margin was 39.7% in 2004, impacted by the increase in commercial activity and a strong competitive pressure, and by network roll-outs in various Latin American operations.

•	Strong increase in depreciation due to the allocation of the purchase price of the acquisition of TM Chile and of the operators acquired from BellSouth in Latin America.

o	Independent expert analysis has assesed the value of intangible assets like customers, licenses and software. After this allocation the remainder has been booked as goodwill. High amortization rate of the customer base has increased depreciation charges by approximately €33MM.

•	Reduction of 6.4% in net financial results, in spite of the 60.7% increase in consolidates net debt by year-end.

•	Consolidated net income of €1,634MM in 2004, enabling the company’s Board of Directors to propose payment of a gross dividend of €0.193 per share against 2004 results:

o	TME’s Board of Directors will propose the payment of a gross dividend of €0.193 per share for approval at the next Annual General Shareholders’ Meeting. The proposed dividend represents a total amount of €836MM, an increase of 5% compared to the previous year, and a 51% pay-out ratio. The dividend payment date proposed is June 2005.

2004 October-December	2

Telefónica Móviles Results

•	Increase of 7.1% in net income excluding the impact of the net extraordinary provisions booked in both years.

•	Consolidated Free Cash Flow Generation amounted to €2,002MM in 2004, reflecting the Group’s effort in deploying the most advanced networks in its areas of operation.

2004 October-December	3

Telefónica Móviles Results

Highlights regarding comparative information and changes in the consolidated Group:

•	Tele Centro Oeste Celular Participaçoes, S.A. (“TCO”) has been integrated within Telefónica Moviles’ consolidation perimeter since 1 May 2003, thus only impacting results for 8 months during 2003, compared to 12 months during 2004.

In October 2003, TCP increased its shareholding in TCO to 86.58% of ordinary shares –which represents 28.87% of total share capital (not including treasury stock)–.

•	The sale of 100% of Telefónica Mobile Solutions’ to TS Telefónica Sistemas SA, a company belonging to Telefónica Group, took place in June 2003, with effect from 31 March 2003. Since that date, it is not integrated within Telefónica Moviles’ consolidation perimeter.

•	In July 2003 Medi Telecom carried out a capital increase, as a result of which Telefónica Móviles increased its stake to 32.18%.

•	In December 2003, Telefónica Móviles sold its Austrian subsidiary, 3G Mobile Telecommunications GmbH, to the mobile operator Mobilkom Austria. As of that date, this subsidiary no longer forms part of the consolidation perimeter of the Group.

•	In Brazil, in March 2004, the tax credits used by Tele Leste, TCO, CRT and Tele Sudeste as a result of the existing goodwill in those companies were capitalized. This capitalization has not resulted in any cash outflow for Brasilcel, but has led to an increase in the shareholdings in these companies.

•	In June 2004 the company acquired an additional 13.95% in Mobipay Internacional, and now holds a 50% stake in the company. The percentage increase prompted a change in how Mobipay International is consolidated, from the equity method to the proportional method.

•	At the end of June 2004 Brasilcel acquired from NTT DoCoMo and Itochu Corporation a total 10.5% of the share capital of Sudestelcel Participaçoes, the holding company controlling a stake in Tele Sudeste Celular Participaçoes. Through this operation, Brasilcel now controls 100% of Sudestelcel Participaçoes.

•	The acquisition of 100% of the shares of Telefónica Móvil Chile, the mobile telephone operator in Chile, from Telefónica CTC (company belonging to Telefónica Group) took place on July 23rd 2004. Since that date, Telefónica Móvil Chile is integrated within Telefónica Moviles’ consolidation perimeter through the full consolidation method. The total amount paid for the acquisition stands at €1,089MM.

•	The voluntary tender offers for part of the outstanding shares of Tele Sudeste Celular (TSD), Tele Leste Celular (TBE), Celular CRT (CRT) y Tele Centro Oeste (TCO) carried out by Brasilcel, directly and indirectly through its subsidiary Telesp Celular Particpaçoes (TCP) concluded in October 2004. Since that date, Brasilcel’s stakes in the mentioned companies’ share capital have increased to: 90,9% in TSD, 50,6% in TBE, 67,0% in CRT and TCP’s stake in TCO to 50,6%.

•	The acquisition of 100% of Bellsouth’s stake in the mobile operators in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela, was closed for a combined enterprise value of 4,330MM dollars in October 2004. Since November 2004, these companies are integrated within Telefónica Moviles’ consolidation perimeter through the full consolidation method.

2004 October-December	4

Telefónica Móviles Results

For an easier understanding of Telefónica Móviles’ financial statements, the economic stakes held by the Company in each of its subsidiaries, along with the consolidation method used in its consolidated financial statements in each period, are provided.

Economic ownership

	December		Consolidation method
	2004	2003	4Q 2004	4Q 2003
T. Moviles España	100.00%	100.00%	Full consolidation	Full consolidation
Brasilcel [1]	50.00%	50.00%	Proportional method	Proportional method
TCP Argentina	97.93%	97.93%	Full consolidation	Full consolidation
TEM Perú	97.97%	97.97%	Full consolidation	Full consolidation
T. Móviles México	92.00%	92.00%	Full consolidation	Full consolidation
TM Chile [2]	100.00%	—	Full consolidation	—
TEM El Salvador [3]	91.75%	90.26%	Full consolidation	Full consolidation
TEM Guatemala	100.00%	100.00%	Full consolidation	Full consolidation
Telcel (Venezuela) [4]	100.00%	—	Full consolidation	—
TEM Colombia [4]	100.00%	—	Full consolidation	—
Comunicaciones Móviles del Perú [4]	99.85%	—	Full consolidation	—
TEM Guatemala y Cía. [4]	100.00%	—	Full consolidation	—
Otecel (Ecuador) [4]	100.00%	—	Full consolidation	—
TEM Panamá [4]	99.57%	—	Full consolidation	—
Abiatar (Uruguay) [4]	100.00%	—	Full consolidation	—
Telefonía Celular Nicaragua [4]	100.00%	—	Full consolidation	—
Group 3G (Germany)	57.20%	57.20%	Full consolidation	Full consolidation
IPSE 2000 (Italy)	45.59%	45.59%	Equity method	Equity method
3G Mobile AG (Switzerland)	100.00%	100.00%	Full consolidation	Full consolidation
Medi Telecom	32.18%	32.18%	Equity method	Equity method
TM Interacciona	100.00%	100.00%	Full consolidation	Full consolidation
Mobipay España	13.36%	13.33%	Equity method	Equity method
Mobipay International [5]	50.00%	36.00%	Proportional method	Equity method
TmAs	100.00%	100.00%	Full consolidation	Full consolidation

[1]	Joint Venture which fully consolidates Tele Sudeste Celular Participaçoes, Celular CRT Participaçoes, Tele Leste Celular Participaçoes, Telesp Celular Participaçoes. Telesp Celular Participaçoes fully consolidates Global Telecom Participaçoes and from May 2003 Tele Centro Oeste Participaçoes.

Stakes that Brasilcel consolidates in subsidiaries: Tele Sudeste Celular Participaçoes 90.9%; Telesp Celular Participaçoes Participaçoes 65.1%; Global Telecom Participaçoes 65.1%; CRT Celular Participaçoes 65.9%; Tele Leste Celular Participaçoes 50.6% and Tele Centro Oeste Participaçoes 33.0%.

[2]	After the acquisition of 100% of TM Chile, this company is fully consolidated from July 23rd.
[3]	After capitalising debt in TEM El Salvador in 2004, TEM Group has increased its stake up to 91.75%.
[4]	After the acquisition of BellSouth’s mobile operators in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela, these companies are included within Group’s consolidation perimeter by full consolidation from November 2004.
[5]	In June 2004 Telefónica Móviles, S.A. has increased its stake to 50%

2004 October-December	5

Telefónica Móviles Results

Telefónica Móviles Group

Consolidated Income Statement

Audited figures

In million Euros

	January - December		% Change	October - December		% Change
	2004	2003		2004	2003
Operating revenues	11,827.6	10,070.3	17.5	3,591.2	2,766.5	29.8

EBITDA	4,701.0	4,462.9	5.3	1,173.4	1,094.2	7.2

Operating profit	3,090.0	3,042.3	1.6	665.8	745.8	(10.7)

Income before taxes	2,510.3	2,477.3	1.3	433.9	565.0	(23.2)

Net income before minority interests	1,612.2	1,586.8	1.6	257.0	341.2	(24.7)

Net income	1,633.9	1,607.9	1.6	277.4	350.3	(20.8)

Free Cash Flow [1]	2,001.9	2,184.4	(8.4)	356.4	266.1	33.9

Outstanding shares (million)	4,330.6	4,330.6	—	4,330.6	4,330.6	—
Net income per share	€0.38	€0.37	1.6	€0.06	€0.08	(20.8)
FCF per share [2]	€0.46	€0.50	(8.4)	€0.08	€0.06	33.9
Dividend per share	€0.1930	€0.1838	5.0	€0.1930	€0.1838	5.0

[1]	Free Cash Flow = EBIT (1- t) + Amortization - Capex - Capitalized opex
[2]	Free Cash Flow per share

Telefónica Móviles reported net income in 2004 of €1,634MM vs. €1,608MM in 2003, an increase of 1.6%. Excluding the impact of extraordinary provisions booked in both years, the Group would have reported a year-over-year increase in net income of 7.1%.

As for 4Q04 results, it should be taken into account for the year-over-year comparison that these figures include the incorporation of the November and December results of the new operators acquired from BellSouth in Latin America (except those of Chile and Argentina, whose acquisition was completed in January 2005).

Results in 2004 were driven by a solid operating performance in a year marked by a sharp increase in commercial activity by the Group operators, against a backdrop of strong competitive pressure in all markets of operation.

The intense commercial activity carried out throughout the year continued in 4Q04, driven by the Christmas campaign, with the Group operators maintaining their number 1 or 2 position in its principal markets of operation. Companies managed3 by Telefónica Móviles achieved net adds of over 6MM in 4Q04, compared to 4.2MM in 4Q03. Excluding the impact of the incorporation of BellSouth’s Latin American operators in November, net adds stand at over 4.8MM, representing record organic growth for the Group.

As a result, the Group ended 2004 with 74.4MM managed3 customers in all its markets (representing a year-over-year increase of 43.6%, and +22.4% excluding the operators acquired from BellSouth in Latin America), of which 52.7MM belonged to Latin American operators and close to 19MM to Telefónica Móviles España (TME).

Including the customers of BellSouth’s operators in Chile and Argentina, whose acquisition was completed in early January 2005, Telefónica Móviles’ managed customer base would have exceeded 78.2MM, with 56.5MM in Latin America.

Key aspects of the year 2004 are as follows:

•	Year-over-year growth in operating revenues of 17.5% to €11,828MM in 2004. The incorporation of the operators acquired from BellSouth in Latin America into the Group’s consolidation perimeter contributed €425MM to total operating revenues, and 4.2 p.p to the growth rate for the year, whereas the incorporation of Telefónica Móvil Chile (TM Chile) contributed 1.8 p.p. On the other hand, exchange rate fluctuations led to a 2.2 p.p. decline in revenue growth in 2004.

[3]	Since the cancellation of Movistar Puerto Rico’s management contract in September 2004, its customer base is no longer accounted for within the Group’s managed customer base.

2004 October-December	6

Telefónica Móviles Results

Thus, assuming constant exchange rates and excluding changes in the Group’s consolidation perimeter with respect to December 20034, consolidated operating revenues would have registered a year-over-year increase of 13.6%.

By components, service revenues totalled €10,239MM in 2004, a year-over-year increase of 15.4% and an increase of 29.7% in 4Q04 vs. 4Q03. The solid advance in service revenues in Latin American operators must be highlighted, with a 35.2% year-over-year increase vs. 2003.

Revenues from handset sales for the year registered a year-over-year increase of 32.6% to €1,589MM.

By companies, Telefónica Móviles España (TME) obtained operating revenues of €8,190MM in 2004, a year-over-year increase of 9.3%, driven by the positive performance in service revenues, which grew 9.2%.

Operating revenues from consolidated Latin American operators totalled €3,650MM, a year-over-year increase of 42.1%. The impact from the incorporation of the operators acquired from BellSouth in Latin America was €425MM in absolute terms. Excluding the impact of changes in the Group’s consolidation perimeter with respect to December 20035, and assuming constant exchange rates, these operators’ revenues would have shown growth of 27.0% vs. 2003.

We would highlight the increase in the weight of the Latin American operators on the Group’s total revenues to 30.9% in 2004 from 25.5% in 2003, driven by both organic growth and acquisitions.

•	Increase of 5.3% in consolidated EBITDA vs. 2003 to €4,701MM in 2004.

The incorporation of BellSouth’s operators in Latin America into the Group’s consolidation perimeter from November 2004 contributed €66MM to consolidated EBITDA.

Assuming constant exchange rates and excluding the changes in the Group’s consolidation perimeter with respect to December 20035, year-over-year growth in EBITDA would have been 3.1%.

EBITDA margin reached 39.7% in 2004, impacted by the increase in commercial and advertising costs in a year marked by rising commercial activity and a strong competitive pressure in the main markets of operation, and by network roll-outs in various Latin American operations.

Stripping out the impact of the incorporation of TM Chile and BellSouth’s operators in Latin America to the consolidated results, the Group’s EBITDA margin would have been 40.9% in 2004.

EBITDA in 4Q04 reached €1,173MM, an increase of 7.2% vs. 4Q03, with an EBITDA margin of 32.7%. The decline in the EBITDA margin vs. 4Q03 was due to higher commercial efforts associated with the stronger commercial activity –a year-over-year increase of 49% vs. 4Q03 in the fully consolidated operators– and the impact of the incorporation of TM Chile and the BellSouth operators to the consolidation perimeter. Excluding the impact of these incorporations, the Group’s EBITDA margin for 4Q04 would have been 35.2%.

By regions, EBITDA at TME increased by 6.6% in 2004, leaving an EBITDA margin of 51.3%.

EBITDA for the Group’s consolidated Latin American subsidiaries, in euros, fell by 2% vs. 2003. Assuming constant exchange rates and excluding the contribution of TM Chile and BellSouth’s

[4]	Excluding the impact of the incorporation of Telefónica Móvil Chile from August 1, 2004 and the incorporation of the operators acquired from Bell South in Latin America from November 1, 2004.
[5]	Excluding the impact of the incorporation of Telefónica Móvil Chile from August 1, 2004 and the incorporation of the operators acquired from Bell South in Latin America from November 1, 2004.

2004 October-December	7

Telefónica Móviles Results

operators in Latin America to the consolidated results, EBITDA for these companies would have declined 19.2% vs. 2003, due to the increased commercial activity mentioned above.

As regards the rest of the main items, we would highlight:

•	Improvement in income from associated companies, as net losses from companies consolidated by the equity method declined by 52.6% (-€38MM in 2004 vs. -€81MM in 2003). Losses attributable to the Group through its stake in Médi Telecom showed a year-over-year decrease of 65% and losses attributable to IPSE 2000 decreased by 39% compared with 2003.

•	Decline in negative net financial results compared to 2003 (-6.4%) due to lower net financial expenses derived from the decrease in average net debt.

The increase in 4Q04 vs. 3Q04 is due to the impact of Brasilcel’s tender offers over its subsidiaries and the acquisition of BellSouth’s operators in Latin America in October.

Consolidated net financial debt at December 2004 stood at €8,176MM, 60.7% higher than at December 2003. As previously mentioned, the increase compared to September 2004 (+55.2%) is attributable to the tender offers by Brasilcel (€211MM) and the acquisition of BellSouth’s operators in Latin America (€3,256MM).

Proportionate net financial debt at the end of December 2004 was €8,837MM (+52.4% compared to December 2003).

•	Allocation of the purchase price of TM Chile and of the operators acquired from BellSouth in Latin America in 2004. Appraisals carried out have led to the following allocation of intangible assets: €279MM to customers, €758MM to licences and €32MM to software. The remainder, €2,055MM, is to be booked as goodwill.

Such allocation is the result of the preliminary assessment by third party independent experts.

Impact of the depreciation of these assets in 4Q04 totalled €53MM (€33MM as customers depreciation, to be depreciated along the expected average life, with higher rates in the short term, €17MM as licenses depreciation and €3MM as software depreciation).

•	Decrease in goodwill amortization (-6.9%) compared to 2003, due primarily to the allocation in 2003 of part of the goodwill at Telefónica Móviles México as higher value of the operator’s license. It must be taken into account that 2004 figures include five months of goodwill amortisation generated from the acquisition of Telefónica Móvil Chile and two months of goodwill amortisation from the acquisition of BellSouth’s operations in Latin America.

•	Net extraordinary losses of €93MM in 2004, compared to losses of €5MM in 2003. The year-over-year variation is principally due to provisions for Movistar Puerto Rico’s convertible notes, following the cancellation of the operator’s management contract in September 2004. It must be highlighted that such extraordinary provisions do not entail any cash outflow.

Consolidated capex reached €1,618MM in the full year 2004, an increase of 33.3% vs. 2003, due to higher capex in the main markets (TME’s UMTS network rollout, GSM networks in Argentina and Mexico, and increased capacity in Brazil) as well as the impact of the incorporation of Telefónica Móvil Chile (€69MM capex) and BellSouth’s Latin American operators (€81 MM capex).

Consolidated free cash flow generation6 in 2004 was €2,002MM, a decrease of 8.4% vs. 2003 due to higher capex this year.

[6]	Consolidated Free Cash Flow = EBIT (1-t) + Depreciation - Capex - Capitalized Opex.

2004 October-December	8

Telefónica Móviles Results

The following significant events took place during the last few months:

•	Since the cancellation of the management contract with Newcomm Wireless services Inc. (Movistar Puerto) in September 2004, this operator´s customer base is no longer accounted for within the Group’s managed customer base.

•	In December 2004, Telefónica Móviles Colombia requested that the Colombian Ministry for Communications grant it additional 15 MHz in the 1900 MHz bandwidth, within the scope of the process underway for granting additional spectrum to the country’s mobile operators.

•	In January 2005, after the close of fiscal year 2004, the capital increase carried out by Telesp Celular Participaçoes’ (TCP) was fully subscribed for an amount of approximately 2,054MM reais. The proceeds raised will be used in part to finance TCP’s increased stake in Tele Centro Oeste (TCO) and the remainder will be used to partially repay short-term debt and improve the company’s capital structure. Through this operation Brasilcel´s stake in TCP´s share capital increases to 65.70%.

•	On 7 January 2005, the acquisition of 100% of BellSouth Chile operator was completed for a enterprise value of $US532MM, and on 11 January 2005, the acquisition of 100% of BellSouth Argentina was completed for a enterprise value of $US988MM.

2004 October-December	9

Telefónica Móviles Results

Market Size

In thousands

	Total [1]			Managed [2]			Equity [3]
	December		% Change	December		% Change	December		% Change
	2004	2003		2004	2003		2004	2003
Spain and Mediterranean Basin
Subscribers	21,707	21,721	-0.1%	21,707	21,721	-0.1%	19,856	20,324	-2.3%
Pops	74,134	72,613	2.1%	74,134	72,613	2.1%	53,664	52,224	2.8%
Latin America [4]
Subscribers	52,735	27,846	89.4%	52,735	30,115	75.1%	33,781	12,534	169.5%
Pops	430,353	316,412	36.0%	430,353	331,739	29.7%	331,338	209,128	58.4%
TOTAL
Subscribers	74,442	49,566	50.2%	74,442	51,836	43.6%	53,636	32,858	63.2%
Pops	504,487	389,025	29.7%	504,487	404,352	24.8%	385,002	261,352	47.3%

[1]	Total customers from all operators in which Telefónica Móviles holds an economic participation. In 2003, excludes Chile and Puerto Rico.
[2]	Total subscribers plus the subscribers of TM Chile which was managed by Telefónica Móviles.
[3]	Total subscribers weighted by the economic interest held in each company. In 2003 excludes Chile.
[4]	For comparison purposes, since the cancellation of Movistar Puerto Rico’s management contract, its subscriber base is excluded from the Group subscriber base in 2003 and 2004.

Results by geographic regions

Audited figures

In million Euros

	REVENUES						EBITDA
	January - December		% Change	October - December		% Change	January - December		% Change	October - December		% Change
	2004	2003		2004	2003		2004	2003		2004	2003
Spain	8,190.0	7,495.5	9.3%	2,147.1	2,028.3	5.9%	4,202.0	3,940.8	6.6%	1,006.4	973.9	3.3%
Latinamerica [1]	3,649.8	2,568.9	42.1%	1,455.1	739.3	96.8%	567.6	579.1	-2.0%	182.9	117.7	55.4%
Rest and intragroup sales	-12.2	5.9	c.s.	-11.0	-1.1	n.s.	-68.6	-57.0	20.4%	-15.9	2.6	c.s.
TOTAL	11,827.6	10,070.3	17.5%	3,591.2	2,766.5	29.8%	4,701.0	4,462.9	5.3%	1,173.4	1,094.2	7.2%

[1]	The comparison is affected by the incorporation of TCO from May 2003, of TM Chile from August 2004 and of BellSouth’s Latam mobile operators in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela from November 2004.

2004 October-December	10

Business Performance by Geographic Region

Spain

•	Significant advance in the contract customer base, with net adds of 1.33MM in year 2004. The weight of the contract segment over the total customer base stood at 49% at year-end.

•	Improvement in service revenues growth vs. previous quarter, to +8.8% in 4Q04 vs. 4Q03, leading to a year-over-year increase of 9.2% in 2004 vs. 2003.

•	Solid increase in data revenues (+19% in 4Q04 vs. 4Q03).

•	Intense commercial activity in the market continues, with EBITDA margin in the quarter standing at 46.9%.

Spain

In thousands

	December		% Change
	2004	2003
Subscriber Data [1]
Total subscribers	18,977	19,661	n.c.
Prepaid	9,717	11,731	n.c.
Contract	9,260	7,930	n.c.
Equity Subscribers	18,977	19,661	n.c.

Audited figures

In million Euros

	January - December		% Change		October - December		% Change
	2004	2003			2004	2003
Financial Data
Operating revenues	8,190.0	7,495.5	9.3%		2,147.1	2,028.3	5.9%
EBITDA	4,202.0	3,940.8	6.6%		1,006.4	973.9	3.3%
EBITDA Margin	51.3%	52.6%	-1.3	p.p	46.9%	48.0%	-1.1	p.p

[1]	At the close of 1H04 the Company decided it will no longer include 1.3MM inactive prepaid SIM cards in its reported customer base. For reporting purposes, this adjustment has been made from 1 April 2004 and all the operating metrics corresponding to 4Q04 and 2004 have been calculated taking this adjustment into account.

Operating Revenues (% over total)

	January - December		October - December
	2004	2003	2004	2003
Customer revenues	67%	64%	66%	61%
Interconnection	19%	20%	18%	19%
Handset sales	11%	11%	14%	16%
Roaming-in	3%	4%	2%	3%
Other	0%	1%	0%	1%

The Spanish cellular market in 2004 was marked by growing commercial pressure from competitors, mainly focused in number portability actions in the residential market and aggressive pricing in the corporate segment.

Against this backdrop, Telefónica Móviles España (TME) ended 2004 with close to 19MM customers, with net adds of 280 thousand customers in 4Q04. The positive performance of the contract segment (residential and corporate) during the year must be highlighted, registering cumulative net adds of over 1.3MM. The weight of the contract segment over the total customer base stood at 49% in December 2004 (an increase of 8.5 p.p. for the year), placing TME as the European operator with the best performance in terms of mix since December 2003.

2004 October-December	11

Business Performance by Geographic Region

Regarding commercial activity in 2004, total volume including gross additions, migrations and handset upgrades was close to 9MM in the full year 2004 and almost 2.5MM in 4Q04. TME’s handset upgrades reached close to 3.63 MM in the full year, with almost a million in 4Q04; while prepaid to contract migrations stood at over a million (256 thousand in 4Q04).

In terms of number portability actions, TME maintained a steady position in 2004 with a net balance of close to 8 thousand customers for the year, with a notably favourable performance in the contract segment, with a positive balance of 176 thousand customers (vs. 51 thousand in 2003).

In line with TME’s strategy centred on high-value segments, we would highlight the focus on the corporate segment, where the Company continues reacting to competitors’ aggressiveness by developing new products, services and solutions which create value for its customers. During 4Q04, TME stepped up the commercialisation of services such as “Movistar Desktop” and “Blackberry Professional Mail” with attractive offers for its devices. We would also highlight the launch of the TSM 520 handset, primarily targeted at this segment, with the Windows Mobile Smartphone 2003 system built in.

In parallel, as part of the strategy of developing commercial plans targeted at high growth segments, it is worth highlighting the specific offer for the professional segment (“Plan Autónomos”) (“Self-employed Plan”) with its own price plan, high-quality post-sales service and handset upgrade incentives.

As for usage, traffic carried on TME’s networks increased by 12.6% in 2004 (+10% in 4Q04 vs. 4Q03). MOU for the full year was 129.1 minutes (134.6 in 4Q04).

Regarding data services, close to 3.8MM customers used web browsing with GPRS technology in December, almost 2.4MM more than in December 2003, with almost 700 thousand of them using its i-mode service. Another mark is the consolidation of the multimedia messaging service (MMS), with almost 1.5MM users in December 2004 (vs. half a million in December 2003).

All of this contributed to a significant increase in data revenues which totalled almost €1,000MM in 2004 (+16.1% vs. 2003). Data ARPU for 2004 was €4.3 in 2004 (€4.6 in 4Q04).

Total ARPU for TME was €32.6 in 2004 and €33.4 in 4Q04.

Highlights of TME’s financial results include:

•	Operating revenues for the full year stood at €8,190MM, with a year-over-year increase of 9.3%.

Service revenues posted a similar performance, reaching €7,282MM in 2004 (+9.2% vs. 2003), driven by the positive trend seen in traffic.

Handset sales totalled €908MM for the year, representing a year-over-year increase of 10%, and a maintaining its weighting over total operating revenues stable with last year at 11%.

Operating revenues in 4Q04 totalled €2,147MM (+6% vs. 4Q03), driven by strong service revenues’ growth, which registered a year-over-year increase of 8.8% vs. 4Q03

It must be remembered that service revenues in 4Q04 were impacted by the 12% reduction in interconnection tariffs, which came into effect in November 2004.

•	The weight of subscriber acquisition and retention costs over operating revenues stood at 8.6% in 2004 (1.5 p.p higher than in 2003). This increased effort was driven by the increase in commercial activity, which has impacted in higher commercial costs (+30% vs. 2003), as well as the high cost of number portability initiatives. This increased commercial activity is also evident in 4Q04, with SACs and SRCs representing 9.8% of operating revenues (+2.0 p.p. vs. 4Q03).

2004 October-December	12

Business Performance by Geographic Region

•	In spite of the above, TME has achieved a 6.6% increase in EBITDA to €4,202MM in 2004, leading to an EBITDA margin of 51.3%. EBITDA in 4Q04 stood at €1,006MM, with an EBITDA margin of 46.9%, impacted by the increased commercial activity typical of the quarter.

Excluding the impact of commercial and advertising costs, EBITDA would have registered year-over-year growth of 10.1%. This strong performance in the adjusted margin[7] (67.7% in 2004 vs. 67.2% in 2003) underscores the company’s solid operating efficiency.

•	Finally, capex in 2004 totalled €628MM, driven by the rollout of the UMTS network. By the end of the year, TME’s UMTS coverage represented 40% of the population, with 3,800 base stations in approximately one hundred cities.

[7]	EBITDA margin excluding marketing and advertising costs over gross service revenues from the loyalty points program.

2004 October-December	13

Business Performance by Geographic Region

Morocco

•	Excellent increase in both customers and service revenues.

•	Strong advance in profitability, driven by increased critical mass and cost control policies.

Médi Telecom ended 2004 with 2.730MM customers (+32.5% vs. 2003). Net adds in 4Q04 amounted to 158 thousand customers, following a third quarter with strong commercial activity due to the summer campaigns.

Operating revenues rose 24.9% year-over-year in 2004 vs. 2003 to €336MM (€87MM in 4Q04), driven by both customer and traffic growth. EBITDA continues to show positive performance, standing at €154MM in the full year 2004 (vs. €94MM in 2003), with an increasing trend in quarterly EBITDA (€51MM in 4Q04 vs. €38MM in 3Q04).

EBITDA margin for the full year 2004 at Médi Telecom stands at 46.0% (58.9% in 4Q04) vs. 35.0% in 2003.

Thanks to the growth of EBITDA and the scaling back of capex, operating cash flow reached €94MM in 2004, close to triple that of 2003.

2004 October-December	14

Business Performance by Geographic Region

Latin America

Latin America

In thousands

	December		% Change
	2004	2003
Subscriber Data
Total subscribers [1]	52,735	27,846	89.4%
Prepaid	42,545	21,781	95.3%
Contract	9,487	6,064	56.4%
Fixed Wireless	703	0	na
Equity Subscribers	33,781	12,534	169.5%

Audited figures

In million Euros

	January - December		% Change		October - December		% Change
	2004	2003			2004	2003
Financial Data [2]
Operating revenues	3,649.8	2,568.9	42.1%		1,455.1	739.3	96.8%
EBITDA	567.6	579.1	-2.0%		182.9	117.7	55.4%
EBITDA Margin	15.6%	22.5%	-7.0	p.p	12.6%	15.9%	-3.3	p.p

[1]	Total customers from all operators in which Telefónica Móviles holds an economic participation. In 2003, excludes Chile and Puerto Rico.

In 2004, includes TM Chile after its acquisition in July 2004 and BellSouth’s mobile operators in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela which were acquired in October 2004.

[2]	Year-over-year comparison is affected by the incorporation to the consolidated results of TCO from May 2003, of TM Chile from August 2004 and of the mobile operators acquired from BellSouth from November 2004.

Brazil

•	Commercial pressure continued in the quarter, with focus on high-value customers.

•	Increased net adds in the contract segment (+78% in 4Q04 vs. 4Q03).

•	Solid advance in data ARPU (+50% in December 2004 vs. December 2003).

Brazil

In thousands

	December		% Change
	2004	2003
Subscriber Data [1]
Total subscribers [1]	26,543	20,656	28.5%
Prepaid	21,357	15,817	35.0%
Contract	5,186	4,839	7.2%
Equity Subscribers [2]	8,188	5,714	43.3%

Audited figures

In million Euros

	January - December		% Change		% change in local currency		October - December		% Change
	2004	2003					2004	2003
Financial Data [3]
Operating revenues	1,521.7	1,377.8	10.4%		16.2%		403.2	404.5	-0.3%
EBITDA	500.3	506.8	-1.3%		3.8%		115.0	133.6	-13.9%
EBITDA Margin	32.9%	36.8%	-3.9	p.p	-3.9	p.p	28.5%	33.0%	-4.5	p.p

[1]	Subscribers of Brasilcel, the Joint Venture with Portugal Telecom.
[2]	Total subscribers weighted by the economic interest held by Telefónica Móviles in Brasilcel.
[3]	The comparison is affected by the incorporation of TCO from May 2003.

2004 October-December	15

Business Performance by Geographic Region

The growth trend in the Brazilian cellular market continued into the fourth quarter of the year, driven by the Christmas campaign. Total customers in the market stood at 65.6MM by year-end, leading to a significant increase in the penetration rate, to close to 37% by December 2004, compared to 33% in September (40% in Vivo’s areas of operation).

In the context of a rapidly expanding market, with increased competitive pressure from all operators, Vivo has maintained its leadership position. In 4Q04 Vivo achieved close to 1.9MM net adds vs. 1.13MM in 3Q04. We would point out that Vivo targeted its commercial activity during 4Q04 at high-value customers, rising entry barriers in the prepaid segment and promoting customer acquisition in the contract segment, as well as prepaid to contract migrations.

It must also be remembered that at the end of September 2004 a new operator started up in the Amazon, Río Grande do Sul, Paraná and Santa Catarina regions, areas in which Vivo operates, launching aggressive commercial plans in both the prepaid and contract segments.

Against this backdrop, Vivo ended 2004 with a total customer base of over 26.5MM (year-over-year growth of 28.5% and 7.7% compared to September 2004). This gives it an estimated market share of 40% for Brazil as a whole and 51% in its areas of operation.

As for customer usage, total MOU in 4Q04 was 86 minutes, while total ARPU was 31 reais. In the full year 2004, MOU stood at 89 minutes and ARPU reached 33 reais.

The year-over-year performance in ARPU was shaped by the sharp growth in the total customer base, driven by the prepaid segment –which accounted for 80.5% of total customers in December 2004 compared to 76.6% in December 2003–, increased traffic promotions and the impact on incoming traffic of the blocking of fixed-to-mobile calls by fixed-line operators.

Regarding data services, the accelerating trend in usage must be highlighted, with data revenues representing 5% of Vivo’s total service revenues in 4Q04 (vs. 3% in 4Q03). For the year as a whole, they accounted for 4% of service revenues.

Regarding Vivo’s financial results, operating revenues for the year showed a 16.2% year-over-year increase in local currency, boosted by service revenue growth on the back of the increase in the customer base. Excluding TCO’s contribution during the first 4 months of 2004, operating revenues would have grown 9.5% vs. 2003 in local currency. The impact of the competitive environment on the growth of revenues, with more traffic promotions in 2004, and the impact of the migration to SMP from July 2003 must be taken into account.

EBITDA for the year reached €500MM. The evolution from 2003 (+3.8% in reais) is impacted by the strong increase in net adds in the year (+59% vs. 2003) as well as by higher commercial and advertising costs. Excluding TCO’s contribution during the first 4 months of 2004, this change would have been -3.8% vs. 2003 in local currency.

We would point out that despite seasonality in commercial activity typical of the fourth quarter of the year (with a 68% increase in 4Q04 vs. 3Q04), the control in per unit subcriber acquisition cost in the prepaid segment –the main component of Vivo’s net adds– during the Christmas campaign has allowed for year-over-year decline in margin in the year to remain stable with the decline seen in cumulative EBITDA to September 2004 (-3.9 p.p.). Thus, EBITDA margin, after management fees, for full year 2004 stood at 32.9% (28.5% in 4Q04).

Excluding the impact of higher commercial and advertising costs, the performance of the adjusted margin8 (61.6% in 2004 vs. 58.0% in 2003) reflects the improvement in operating efficiency and economies of scale at Vivo.

[8]	EBITDA margin excluding marketing and advertising costs over service revenues. For comparison purposes 2003 includes TCO from January 1st.

2004 October-December	16

Business Performance by Geographic Region

Finally, total capex in 2004 stood at €278MM, driven by increased capacity of the operators’ networks in order to meet the growth of the customer base and by the further rollout of Vivo’s 1xRTT networks. By year-end 2004, Vivo’s 1xRTT network extended to 3,700 base stations, covering over 800 municipalities in its areas of operation.

Mexico

•	Net adds of 1.144MM customers in 4Q04, with a highly competitive Christmas campaign.

•	Solid increase in service revenues during the quarter (+42.4 % in 4Q04 vs. 4Q03, and +29.5% in 2004 vs. 2003).

•	Rollout of the GSM network by year-end covered population representing 77% of the national GDP.

Mexico

In thousands

	December		% Change
	2004	2003
Subscriber Data
Total subscribers	5,639	3,454	63.3%
Prepaid	5,338	3,214	66.1%
Contract	301	240	25.3%
Equity Subscribers	5,188	3,178	63.3%

Audited figures

In million Euros

	January - December		% Change		% change in local currency		October - December		% Change
	2004	2003					2004	2003
Financial Data
Operating revenues	730.0	540.0	35.2%		49.2%		273.2	159.3	71.5%
EBITDA	-144.9	-108.7	33.3%		47.1%		-43.9	-58.2	-24.6%
EBITDA Margin	-19.8%	-20.1%	0.3	p.p	0.3	p.p	-16.1%	-36.6%	20.5	p.p

In 2004 Telefónica Móviles México (TMM) has reinforced its positioning as number two player in the country, boosted by the strong growth in its customer base.

TMM’s total customer base at the end of 2004 was 5.639MM, maintaining the accelerating trend in quarterly customer growth, with an increase in 4Q04 vs. 3Q04 of over 25% (+10% in 3Q04 vs. 2Q04 and +8% in 2Q04 vs. 1Q04).

Net adds increased sharply in 4Q04, driven by the Christmas campaign, to over 1.1MM new customers (+58% vs. 4Q03 and nearly triple the 3Q04 figure), over half of which were added during December.

We note the favourable results in the contract segment, with the second consecutive quarter of positive net adds, to end the year with a positive balance, compared to net losses in 2003. By December 2004, the contract customer base increased by 25% from December 2003.

The strong performance of GSM customer adds continues being a main driver in total customer growth. As of December 2004, GSM customers accounted for 72% of the total customer base (compared to 58% in September).

The consolidation of TMM’s market positioning was driven over the course of the year by ongoing advances in the expansion and enhancement of its sales network and the rollout of its GSM network.

2004 October-December	17

Business Performance by Geographic Region

As a result, the number of points of sale increased by almost 70% during the year to over 10,400 by December 2004 (vs. 6,200 at the end of 2003), while GSM coverage had extended to 248 cities (vs. 189 in September 2004 and 96 as of December 2003), to reach a level of population representing 77% of Mexican GDP.

Regarding customer usage, MOU in 4Q04 was 59 minutes and ARPU was 172 Mexican pesos (stable from 3Q04). MOU for the year stood at 61 minutes, while ARPU was 172 Mexican pesos.

Regarding financial results, we would highlight the positive quarterly trend in operating revenues in local currency (+76.7% in 4Q04 vs. 3Q04), boosted by increased handset sales and the acceleration in service revenue growth, which was up 12.7% vs. 3Q04 driven by the solid growth in the customer base.

The positive performance shown by revenues, together with cost control policies, kept EBITDA losses under control in 4Q04. As a result, despite having triple the number of net adds in 4Q04 compared to 3Q04, TM México’s EBITDA losses were €44MM in the quarter (compared to losses of €22MM in 3Q04). EBITDA losses in the full year 2004 totalled €145MM.

In terms of margin, the control of EBITDA losses led to a slight decline of only 1.9 p.p. (EBITDA margin of -14.2% in 3Q04 and of -16.1% in 4Q04). As for year-over-year comparison, despite a 60% increase in commercial activity in 4Q04 compared to 4Q03, cost efficiency allowed for the margin to improve by over 20 p.p. vs. 2004.

Excluding the impact of higher commercial and advertising costs, the adjusted margin9 for 2004 would have been 33.0% vs. 25.3% in 2003.

Finally, capex was €391MM in 2004, reflecting the rollout of the GSM network.

[9]	EBITDA margin excluding marketing and advertising costs over service revenues.

2004 October-December	18

Business Performance by Geographic Region

Argentina

•	Strong advance in the customer base (+85% in 4Q04 vs. 4Q03), with 65% increase in service revenues.

•	Contract customer base doubled over 2003, representing 37% of the total customers by the end of 2004.

Argentina

In thousands

	December		% Change
	2004	2003
Subscriber Data
Total subscribers	3,370	1,824	84.8%
Prepaid	2,130	1,243	71.4%
Contract	1,240	581	113.6%
Equity Subscribers	3,301	1,786	84.8%

Audited figures

In million Euros

	January - December		% Change		% change in local currency		October - December		% Change
	2004	2003					2004	2003
Financial Data
Operating revenues	360.5	240.1	50.1%		64.9%		120.9	70.4	71.7%
EBITDA	4.4	64.4	-93.1%		-92.4%		-15.2	13.8	c.s.
EBITDA Margin	1.2%	26.8%	-25.6	p.p	-25.6	p.p	-12.5%	19.6%	-32.1	p.p

The Argentine cellular market was marked in 2004 by a significant acceleration in growth, driven since the beginning of the year by the improved macroeconomic environment, increased commercial efforts from all operators and the rollout of GSM networks. The estimated penetration rate at the end of 2004 was 34% (compared with 29% in September 2004 and 21% in 4Q03), above initial expectations.

During 4Q04 Unifón maintained its strategy to improve its competitive positioning in the market, increasing its commercial activity and continuing to roll out GSM in new cities. The year’s most important commercial campaigns – Mothers’ Day in October and Christmas– took place during 4Q04, resulting in record customer net adds for the year. Net adds in 4Q04 were 765 thousand customers, almost 50% of the total for the year, accelerating the growth trend compared to prior quarters (almost 6 times higher than in 4Q03 and compared to 417 thousand in 3Q04). Total net adds for the year were over 1.5MM customers, more than 7 times higher than in 2003.

Unifón’s total customer base stood at 3.4MM by December 2004 (+85% vs. 2003 and +29% vs. September 2004). Growth was mainly driven by GSM customers, particularly in the last quarter (in which they accounted for 87% of net adds). By year-end, GSM accounted for 33% of the total customer base, twice the weight in September 2004. Also of note is the continued growth in the contract segment, where the customer base doubled over 2003, to 37% of total customers by the end of 2004.

Continuing with the trend seen since the beginning of the year, customer usage ratios improved despite the significant growth in the customer base, underpinned by campaigns aimed at boosting the usage of voice and data services. MOU rose 20% in 4Q04 vs. 4Q03, in line with year-over-year growth in ARPU. MOU in full year 2004 rose 26% year-over-year, while ARPU in Argentinean pesos registered year-over-year growth of 22%, to 45 Argentinean pesos.

2004 October-December	19

Business Performance by Geographic Region

In terms of financial results, Unifón recorded a year-over-year increase of 65% in operating revenues in 2004 in Argentine pesos, continuing with the acceleration in growth driven by strong advance in customers and traffic, together with increased handset sales (which were 6 times those of 2003).

EBITDA was impacted by the significant increase in commercial activity, especially in light of the seasonal pickup in the fourth quarter of the year, by increased competitive pressure and by the higher costs associated to the GSM rollout. The company posted EBITDA losses in 4Q04 of €15.2MM, leading to EBITDA for the full year of €4.4MM. EBITDA margin for the full year 2004 stood at 1.2% in 2004 (-12.5% in 4Q04).

Capex continued to be driven by the rollout of the GSM network, which continued into 4Q04. As of December 2004, the GSM network reached a population coverage of approximately 82% of national GDP. Capex in 2004 totalled €105MM.

On 11 January 2005, after the end of the fiscal year, Telefónica Móviles completed the acquisition of 100% of BellSouth Movicom.

Adding BellSouth Movicom’s operations to those of Unifón makes Telefónica Móviles the leading cellular operator in Argentina, with more than 5.5MM customers at the end of 2004, and leaves the company in an excellent position to capture a significant portion of the strong growth potential in cellular telephony in Argentina.

Peru

•	Increased profitability in the quarter despite the seasonal pickup in commercial activity.

•	Higher outgoing traffic drives service revenues’ growth.

Peru

In thousands

	December		% Change
	2004	2003
Subscriber Data [1]
Total subscribers	2,870	1,507	90.5%
Prepaid	2,308	1,207	91.2%
Contract	497	299	66.1%
Fixed Wireless	65	0	n.s.
Equity Subscribers	2,826	1,476	91.4%

Audited figures

In million Euros

	January - December		% Change		% change in local currency		October - December		% Change
	2004	2003					2004	2003
Financial Data [2]
Operating revenues	247.8	247.4	0.1%		4.4%		63.9	64.7	-1.3%
EBITDA	70.4	87.4	-19.5%		-16.0%		22.2	21.3	4.4%
EBITDA Margin	28.4%	35.3%	-6.9	p.p	-6.9	p.p	34.8%	32.9%	1.9	p.p

[1]	Subscriber data for 2004 includes Comunicaciones Móviles del Peru’s subscribers, company acquired by TEM Group in October 2004
[2]	For comparison purposes, financial data includes only TM Peru.

2004 October-December	20

Business Performance by Geographic Region

The Peruvian cellular market showed a strong expansion in 2004, registering a 4 p.p. increase in penetration to 15% at the end of December.

In this context, Telefónica Móviles Perú has led market growth in the year, with net adds of 618 thousand in the full year, more than double the 2003 figure. It is worth noting the positive performance in net adds in the contract segment, where TM Peru added 10 times as many customers in 4Q04 as in 4Q03 and 61% more than in 3Q04 (almost 3 times more in the full year 2004 than in 2003).

Moreover, with the acquisition of 99.85% of Comunicaciones Móviles del Perú – the remaining 0.15% is still publicly listed – at the end of October 2004, Telefónica Móviles consolidated its leadership in the Peruvian market. In December 2004 the combined operators’ customer base totalled close to 2.9MM (TM Peru: 2.1MM customers; Comunicaciones Móviles del Perú: 0.7MM).

Regarding financial results, TM Peru’s operating revenues in local currency grew 4.4% in 2004, driven by the increased customer base and growth in outgoing and on-net traffic, partially offset by lower incoming traffic from fixed networks and the reduction in fixed to mobile tariffs. In quarterly terms, service revenues grew 3.6% in local currency vs. 3Q04 due to the stabilisation of incoming MOU in 4Q04 and the positive performance in outgoing traffic, boosted by campaigns aimed at increasing usage.

It is worth noting that the good results of TM Peru’s cost control policies have allowed it to increase EBITDA margin to 35% in 4Q04, higher than the margin registered in previous quarters, despite the increase in net adds. Thus, the year-over-year decline in total EBITDA vs. 2003, consequence of the increased commercial activity in the year, is reduced to 16% in local currency (vs. -22.9% in 9M04 vs. 9M03). In annual terms, this leads to a 28.4% EBITDA margin, higher than the margin registered in 9M04.

The incorporation of Comunicaciones Móviles del Perú’s results in November and December contributed €19MM to operating revenues and €2.6MM to EBITDA. As a result, the two companies’ combined operating revenues stood at €267MM for 2004, and EBITDA at €73MM, representing an aggregate EBITDA margin of 27.4%.

Chile

•	Strong performance of net adds in the quarter, with close to 317 thousand new customers, driven by GSM growth.

•	Solid service revenues’ growth (+10% in 4Q04 vs. 3Q04).

Chile

In thousands

	December		% Change
	2004	2003
Subscriber Data
Total subscribers	3,318	2,270	46.2%
Prepaid	2,834	1,827	55.2%
Contract	484	443	9.3%
Equity Subscribers [1]	3,318	0	n.s.

Audited figures

In million Euros

	August - Dec. 2004	Oct. - Dec. 2004

Financial Data [2]
Operating revenues	182.8	119.5
EBITDA	50.1	34.5
EBITDA Margin	27.4%	28.8%

[1]	TM Chile was incorporated to the consolidation perimeter in July 23rd. In 2003, Telefónica Móviles only managed the company.
[2]	Figures since the incorporation of TM Chile to the consolidated Income Statement in August 2004.

2004 October-December	21

Business Performance by Geographic Region

Telefónica Móvil Chile (TM Chile) recovered its leadership position in the Chilean market in 2004, ending the year with over 3.3MM customers (+46% vs. 2003). Growth was driven, during yet another quarter, by a strong increase in GSM customers, with 1.5MM customers in December 2004, accounting for 44% of the total customer base.

TM Chile continued to lead market growth in 4Q04, obtaining net adds of 317 thousand (+33% vs. 4Q03), boosted by strong results of the Christmas campaign.

Regarding usage, it is worth noting that, despite strong growth in its customer base, ARPU in 4Q04 remained practically flat compared to 3Q04. The decline vs. 2003 reflects a 26% reduction in interconnection rates and the higher weight of the prepaid segment in the total customer base (85% in 2004 vs. 80% in 2003).

Moreover, operating revenues continued to be driven by the steady increase in the customer base and in outgoing traffic, which more than offset lower interconnection revenues.

EBITDA margin in 4Q04 stood at 28.8%, and at 27.4% for the 5 months in 2004 which are incorporated to the Group’s consolidated results.

After the close of fiscal year 2004, on 7 January 2005, Telefónica Móviles completed the acquisition of 100% of BellSouth Chile.

Telefónica Móviles’ customer base in Chile from the combined operations of TM Chile and BellSouth Chile totalled approximately 4.7MM at the end of 2004.

Guatemala and El Salvador

•	Year-on-year customer growth nearly tripled, driven by a strong increase in commercial activity and the acquisition of BellSouth Guatemala.

•	Solid advance in the number of GSM customers.

•	Strong increase in service revenues in all operations in 4Q04.

Guatemala and El Salvador

In thousands

	December		% Change
	2004	2003
Subscriber Data [1]
Total subscribers	1,135	405	180.6%
Prepaid	856	300	185.5%
Contract	158	105	51.0%
Fixed Wireless	121	0	na
Equity Subscribers	1,103	380	190.3%

Audited figures

In million Euros

	January - December		% Change		October - December		% Change
	2004	2003			2004	2003
Financial Data [2]
Operating revenues	182.6	163.5	11.7%		49.8	40.4	23.4%
EBITDA	20.9	29.1	-28.3%		3.9	7.2	-46.5%
EBITDA Margin	11.4%	17.8%	-6.4	p.p	7.7%	17.8%	-10.1	p.p

[1]	Subscriber data for 2004 includes TEM Guatemala y Cía.’s subscribers, company acquired by TEM Group in October 2004.
[2]	For comparison purposes, financial data includes only TM Guatemala and TM El Salvador.

2004 October-December	22

Business Performance by Geographic Region

With the cellular markets in both countries expanding rapidly, TM Guatemala and TM El Salvador showed significant increases in net adds during 2004. Net adds at TM El Salvador in 2004 were 7.5 times higher than in 2003, and at TM Guatemala, 3.6 times higher than in 2003.

Bearing in mind seasonality typical of 4Q, customer acquisition continued to grow, with combined new adds of 128 thousand, more than 4 times higher than those added in 4Q03.

As a result, TM Guatemala more than doubled its customer base compared to 2003, while TM El Salvador’s customer base rose 55% vs. 2003. We would also highlight the strong take-up of GSM in both countries during 4Q04. five months after its launch, GSM customers account for 21% of the total customer base in TM El Salvador and TM Guatemala.

On the other hand, after the closing of the acquisition of 100% of TEM Guatemala y Cía. in mid-October 2004, Telefónica Móviles’ total customer base in Guatemala stands at 751 thousand (TM Guatemala: 376 thousand; TEM Guatemala y Cía.: 375 thousand) and at 384 thousand in TM El Salvador.

Regarding financial results, TM Guatemala and TM El Salvador recorded a year-over-year increase in total operating revenues, in constant euros from both operations of 23% in 2004 vs. 2003, boosted by increased service revenues and higher handset sales. EBITDA for the year showed a 21% decline in constant euros vs. 2003, reflecting the increase in commercial activity.

The incorporation of the results of BellSouth Guatemala in November and December contributed €13.7MM to operating revenues and €4.5MM to EBITDA.

Other operations (Other Latin American operators acquired from BellSouth)

Other Operations

Audited figures

	December 2004 Subscribers	Nov-December 2004
		Revenues	EBITDA
Colombia	3,297	94.9	-0.4
Ecuador	1,122	43.8	-0.9
Nicaragua	286	8.3	1.0
Panama	626	24.0	7.7
Uruguay	203	5.6	0.9
Venezuela	4,326	215.2	51.0

At the close of December 2004, the customer base of the other six operators acquired from BellSouth in Latin American totalled 9.9MM (Colombia: 3.3MM; Ecuador 1.1MM; Nicaragua 286 thousand; Panama 626 thousand; Uruguay 203 thousand and Venezuela: 4.3MM).

2004 October-December	23

Evolución de los Negocios por Áreas Geográficas

Commercial activity during the two months under Telefónica Móviles’ management was marked by Christmas campaigns primarily targeting the acquisition of prepaid customers, which resulted in significant growth in monthly net adds for November and December, with most of the operators recovering or increasing their monthly shares of net adds.

Regarding financial results, the incorporation of the results of BellSouth in Colombia, Ecuador, Nicaragua, Panama, Uruguay and Venezuela in November and December contributed €392MM to Group operating revenues and €59MM to Group EBITDA.

2004 October-December	24

Appendix

Telefónica Móviles Group

Consolidated Income Statement

Audited figures

In million Euros

	January - December		% Change	October - December		% Change
	2004	2003		2004	2003
Operating revenues	11,827.6	10,070.3	17.5	3,591.2	2,766.5	29.8
Operating expenses	(7,257.2)	(5,660.5)	28.2	(2,517.1)	(1,707.0)	47.5
Supplies	(3,676.3)	(2,592.5)	41.8	(1,355.0)	(849.3)	59.5
Personnel expenses	(539.9)	(486.0)	11.1	(164.6)	(124.7)	32.1
Subcontract and taxes	(3,041.0)	(2,582.0)	17.8	(997.5)	(733.1)	36.1
Other net operating income (expense)	130.5	53.1	145.7	99.3	34.7	186.2

EBITDA	4,701.0	4,462.9	5.3	1,173.4	1,094.2	7.2

Depreciation and amortization	(1,611.0)	(1,420.6)	13.4	(507.6)	(348.4)	45.7

Operating profit	3,090.0	3,042.3	1.6	665.8	745.8	(10.7)

Profit from associated companies	(38.2)	(80.7)	(52.6)	(8.1)	(23.8)	(65.9)
Financial income (expense), net	(353.8)	(378.1)	(6.4)	(118.8)	(119.2)	(0.3)
Amortization of goodwill	(94.7)	(101.7)	(6.9)	(35.0)	(27.4)	27.7
Extraordinary income (expense), net	(92.9)	(4.5)	n.s.	(70.0)	(10.4)	n.s.

Income before taxes	2,510.3	2,477.3	1.3	433.9	565.0	(23.2)

Income taxes	(898.1)	(890.5)	0.9	(176.9)	(223.8)	(21.0)

Net income before minority interests	1,612.2	1,586.8	1.6	257.0	341.2	(24.7)

Minority interests	21.7	21.1	2.8	20.4	9.1	124.4

Net income	1,633.9	1,607.9	1.6	277.4	350.3	(20.8)

Outstanding shares (million)	4,330.6	4,330.6	—	4,330.6	4,330.6	—
Net income per share	€0.38	€0.37	1.6	€0.06	€0.08	(20.8)

2004 October-December	25

Appendix

Telefónica Móviles Group

Consolidated Balance Sheet

Audited figures

In million Euros

December 2004
Long term assets	12,658.8
Start up expenses	285.3
Intangible net assets	3,970.4
Fixed net assets	5,640.0
Investments	2,763.1
Goodwill	3,142.0
Deferred expenses	38.3

Current assets	6,808.2
Inventories	410.6
Accounts receivable	2,907.0
Short term investments [1]	2,624.9
Cash and banks	341.3
Other	524.4
Assets = Liabilities & Shareholders’ equity	22,647.3
Shareholders’ equity	4,719.9
Minority interests	(57.1)
Deferred income	119.2
Provisions for risks and expenses	1,153.6
Long term accrued taxes payable	88.7
Long term debt	8,466.1
Short term debt including current maturities	2,676.0
Other creditors	5,480.9

[1]	Only includes short term investments which bear interest.

Financial Debt

Audited figures

In million Euros

	December 2003	September 2004	December 2004
Consolidated net financial debt	5,086.7	5,269.6	8,176.0
Proportionate net financial debt	5,799.4	5,971.8	8,836.9

Consolidated Debt structure

2004 October-December	26

Appendix

Telefónica Móviles Group

Breakdown of subscribers, revenues and EBITDA

Audited figures

In million Euros

	January - December 2004			January - December 2003
	Subscribers (000’)	Revenues	EBITDA	Subscribers (000’)	Revenues	EBITDA
TEM Spain	18,977	8,190.0	4,202.0	19,661	7,495.5	3,940.8
Brazil [1]	26,543	1,521.7	500.3	20,656	1,377.8	506.8
Mexico	5,639	730.0	(144.9)	3,454	540.0	(108.7)
Argentina	3,370	360.5	4.4	1,824	240.1	64.4
Peru	2,125	247.8	70.4	1,507	247.4	87.4
Comunicaciones Móviles del Perú [2]	745	19.0	2.6	—	—	—
Guatemala y El Salvador	760	182.6	20.9	405	163.5	29.1
TEM Guatemala y Cía. [2]	375	13.7	4.5	—	—	—
Chile [3]	3,318	182.8	50.1	—	—	—
Colombia [2]	3,297	94.9	(0.4)	—	—	—
Ecuador [2]	1,122	43.8	(0.9)	—	—	—
Nicaragua [2]	286	8.3	1.0	—	—	—
Panama [2]	626	24.0	7.7	—	—	—
Uruguay [2]	203	5.6	0.9	—	—	—
Venezuela [2]	4,326	215.2	51.0	—	—	—

[1]	The comparison is affected by the incorporation of TCO from May 2003.
[2]	Includes financial data for November and December
[3]	The comparison is affected by the incorporation of TM Chile from August 2004.

Capex by geographic regions

Audited figures

In million Euros

	Jan. - December		% Change	Oct. - December		% Change
	2004	2003		2004	2003
Spain	628.2	521.2	20.5%	189.0	161.4	17.1%

Latinamerica
Brazil	277.7	153.2	81.3%	108.9	91.9	18.5%
Mexico	390.7	482.6	-19.0%	104.3	284.3	-63.3%
Argentina	104.9	2.4	n.s.	34.2	1.0	n.s.
Peru	30.8	39.5	-22.1%	17.4	24.5	-28.7%
Comunicaciones Móviles del Perú [1]	0.9	—	n.s.	0.9	—	n.s.
Chile [2]	68.7	—	n.s.	50.4	—	n.s.
Guatemala and El Salvador	32.7	12.3	166.5%	1.8	2.9	-36.7%
TEM Guatemala y Cía. [1]	3.2	—	n.s.	3.2	—	n.s.
Colombia [1]	14.5	—	n.s.	14.5	—	n.s.
Ecuador [1]	5.2	—	n.s.	5.2	—	n.s.
Nicaragua [1]	1.1	—	n.s.	1.1	—	n.s.
Panama [1]	2.8	—	n.s.	2.8	—	n.s.
Uruguay [1]	8.0	—	n.s.	8.0	—	n.s.
Venezuela [1]	45.2	—	n.s.	45.2	—	n.s.
Rest of World	3.1	2.6	19.9%	1.7	1.2	49.0%
TOTAL [3]	1,617.6	1,213.7	33.3%	588.7	567.1	3.8%

[1]	Includes data from November 2004
[2]	Includes data from August 2004
[3]	The annual comparison is affected by the incorporation to the consolidated results of TCO from May 2003, of TM Chile from August 2004 and of the mobile operators acquired from BellSouth from November 2004.

2004 October-December	27

Appendix

Telefónica Móviles Group

Change in Debt

In million Euros

	Cash Flow	December 2004
I	Cash flows from operations	4,416.2

II	Other payment related to operating activities	-41.4
III	Net interest payment	-387.6
IV	Payment for income tax	-55.8

A=I+II+III+IV	Net cash provided by operating activities	3,931.4
V	Net payment for investment in fixed and intangible assets	-1,385.7
VI	Net payment for financial investment	-4,574.2

B=V+VI	Net cash used in investing activities	-5,959.9
C	Dividends Paid	-799.9

D=A+B+C	Cash Flow after dividends	-2,828.5
E	Capital Increase	92.3

F	Effects on net debt of exchange rate changes, hedges and others	35.4

G	Effects on net debt of changes in consolidation perimeter	317.8

H	Net debt at the beginning of the period (December 03)	5,086.7

I =H-D-E+F+G	Net debt at the end of the period (December 04)	8,176.0

VI	Includes contributions to Ipse for the payment to Ferrovie dello Stato, payments related to the acquisition of TCO, payments to NTT DoCoMo & Itochu related with the acquisition of a stake in Sudestecel, and payments related to the acquisition of TM Chile and BellSouth’s mobile operators.
C	Telefónica Móviles, S.A. dividend in June 2004.

Cash Flow

In million Euros

EBITDA	4,701.0
(+/-) Income from sale/write down of assets	-10.9
-CAPEX accrued during the period	-1,617.6
-Write down of assets	23.4
-Net financial payments	-387.6
-Extraordinary payment/collection	-41.4
-Income tax payment	-55.8
-Net payment for financial investment	-4,574.2
-Payments of dividends	-799.9
(+/-) Investment in working capital	11.1
(+/-) Others	-76.4

Cash flow after dividends	-2,828.5

2004 October-December	28

Appendix

Exchange rates

	Profit and Losses (1)		Balance sheet and Capex
	December 2004	December 2003	December 2004	December 2003
Brazil (€ / Brazilian Real)	3.632	3.454	3.616	3.649
Mexico (€ / Mexican Peso)	13.992	12.681	15.344	14.191
Argentina (€ / Argentinean Peso)	3.651	3.324	4.058	3.701
Peru (€ / Peruvian Nuevo Sol)	4.077	3.910	4.470	4.375
Chile (€ / Chilean Peso)	694.444	670.174	757.576	749.969
El Salvador (€ / Colon)	10.868	9.875	11.919	11.051
Guatemala (€ / Quetzal)	9.887	8.969	10.570	10.142
Colombia (€ / Colombian Peso)	3,267.974	—	3,257.329	—
Nicaragua (€ / Cordoba)	19.794	—	22.242	—
Uruguay (€ / Uruguayan Peso)	35.587	—	35.958	—
Venezuela (€ / Bolivar)	2,531.646	—	2,617.801	—
BellSouth’s operators (€ / $)	0.758	—	0.734	—

[1]	These average exchange rates are used to convert the P&L accounts of the Group foreign subsidiaries from local currency to euros. P&L accounts for subsidiaries that use inflation adjusted accounting criteria (TM Mexico, TM Peru, TM Chile, TmAs and Telcel), are first converted to US dollars at the closing exchange rate, and then the conversion into euros is made according to the average exchange rate.
[2]	Exchange rates as of 31/12/04 and 31/12/03.
[3]	Average exchange rates for November’04 and December’04.

2004 October-December	29

Appendix

Glossary

ARPU (Average Revenue per User): Average monthly revenue per customer. This includes revenues from fees, monthly subscriber fees, traffic –without discounting traffic promotions–, outgoing roaming and interconnection fees. It excludes handset sales and revenues from incoming roaming. Loyalty programs are not considered as lower revenues in the ARPU calculation

The ARPU figures appearing in this report refer to average ARPU for the quarter.

The average quarterly customer base is calculated as the average of the average customers bases of the three months in the quarter.

For the Brazilian operators, ARPU is calculated as service revenues (operating revenues - handset sales) divided by average customer base.

MOU (Minutes of Usage): Average airtime minutes per customer per month. Airtime minutes include outgoing traffic (mobile to fixed, on-net mobile and mobile to other mobile operators) and incoming traffic (fixed to mobile and other mobile operators to mobile).

Churn: Disconnection rate. This is calculated as the number of disconnections during the period among the average customer base for the period.

Commercial actions: Includes gross additions, migrations and handset changes.

Fixed wireless customer: Fixed customer using wireless infrastructure.

Active MMS user: Any user who has sent or received an MMS in the last month, other than those who only receive promotional MMS messages.

Active I-mode user: Any user who has accessed i-mode content in the last month during an internet browsing session.

Consolidated net financial debt: Includes the financial debt of all the companies consolidated by the proportional and full consolidation method.

Net financial debt is defined as: Long-term debt + Short-term financial debt, including current maturities - Short-term investments - Cash and banks.

Proportionate net financial debt: Includes the net financial debt of the companies in which Telefónica Móviles Group has an economic stake and a significant influence in the management, weighted in each case by the economic ownership.

For more information:

Investor Relations

Paseo de Recoletos 7-9 – 2ª Planta. 28004 – Madrid

Tel: 91 - 423 40 27. Fax: 91 - 423 44 20

E-mail:    garcialegaz_m@telefonicamoviles.com

                sanroman_a@telefonicamoviles.com

                ares_a@telefonicamoviles.com

www.telefonicamoviles.com/investors

This presentation to analysts contains statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.

2004 October-December	30

Appendix

Analysts are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Telefónica Móviles undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica Móviles´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts are encouraged to consult the Company´s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities

2004 October-December	31

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: February 24, 2005	By:	/s/ Antonio Hornedo Muguiro
Name: Antonio Hornedo Muguiro
Title: General Counsel